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                            February 5, 2024

       Mark S. Shearman, Ph.D.
       Chief Executive Officer
       APRINOIA Therapeutics Inc.
       245 Main Street, 2nd Floor
       Cambridge, MA 02142

                                                        Re: APRINOIA
Therapeutics Inc.
                                                            Registration
Statement on Form F-1
                                                            Filed January 26,
2024
                                                            File No. 333-276696

       Dear Mark S. Shearman:

                                                        We have reviewed your
registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on From F-1

       Prospectus Summary
       Overview, page 1

   1. We note your revised disclosure on pages 3 and 86 that "[y]our tau degrader program is supported by Alzheimer
 s Drug Discovery Foundation (   ADDF   ) following their rigorous
                                                        scientific review
process." Please revise to describe and provide the data from the ADDF's
                                                        "rigorous scientific
review process." Please also remove your characterizations of your degraders as "potent"
as well as your statement that it is feasible for this class of molecules to achieve
reasonable brain penetration as these statements appear to be premature given your
current stage of development. You may summarize the results of your preclinical
studies and discuss your beliefs regarding your product candidates without making
conclusions as to efficacy.
 Mark S. Shearman, Ph.D.
FirstName
APRINOIALastNameMark     S. Shearman, Ph.D.
           Therapeutics Inc.
Comapany5,NameAPRINOIA
February   2024              Therapeutics Inc.
February
Page 2 5, 2024 Page 2
FirstName LastName
The Offering, page 12

2. Your disclosure elsewhere in the document indicates that certain of your outstanding convertible promissory notes will convert into ordinary shares upon the consummation of the IPO. Please revise your disclosure on page 13 and elsewhere throughout the prospectus, as appropriate, to disclose the number of ordinary shares that will be issued pursuant to these conversions. Alternatively, please advise.
Business
Our Next-Generation Diagnostics Pipeline, page 91

3. We note your response to prior comment 3 and reissue in part. Please revise to state whether there were any adverse events in the cited trials and if so, describe them. We also note it appears there may have been other investigator initiated trials other than the Li et al and the Tagai et al trials. If so, disclose whether the results of the unidentified studies were similar to the results of the cited studies. To the extent they were not, describe the studies and their results.
Collaborations, page 99

4. We note your responses to prior comment 1 and to comment 18 from our letter dated
         December 8, 2023. We are unable to agree with your response to previous comment 18 indicating that you are not substantially dependent on these collaboration agreements given that you entered into them in furtherance of the development of a material product candidate that appears in your pipeline table. Please file these agreements as exhibits to your registration statement. To the extent you continue to disagree, please provide more information about your ability to develop this product candidate without relying on
         Lundbeck and/or AbbVie.

         Additionally, please revise to describe the material terms of your agreements with
         Lundbeck and AbbVie, including the obligations of all parties to the agreements, the aggregate amounts of all potential milestone payments, quantify any royalty rates or provide a reasonable range, disclose who will own rights to technologies arising from the collaboration, who will have commercialization rights and disclose term and termination provisions.
Management
Compensation of Directors and Officers, page 125

5. Please revise to provide executive compensation information for the year ended December
         31, 2023.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Mark S. Shearman, Ph.D.
APRINOIA Therapeutics Inc.
February 5, 2024
Page 3

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Eric Atallah at 202-551-3663 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact
Daniel Crawford at 202-551-7767 or Alan Campbell at 202-551-4224 with any other questions.



                                                           Sincerely,
FirstName LastNameMark S. Shearman, Ph.D.
                                                           Division of
Corporation Finance
Comapany NameAPRINOIA Therapeutics Inc.
                                                           Office of Life
Sciences
February 5, 2024 Page 3
cc:       Will H. Cai, Esq.
FirstName LastName